Securities and Exchange Commission
                            Washington, D.C. 20549
                        -------------------------------

                                 SCHEDULE 13D
                   Under the Securities Exchange Act of 1934

                              (Amendment No. __)1

                            MULTI-MARKET RADIO, INC.
- -------------------------------------------------------------------------------
                               (Name of issuer)

CLASS A Common Stock, par value $.01 per share
- -------------------------------------------------------------------------------
                        (Title of class of securities)

                                  625432 10 9
- -------------------------------------------------------------------------------
                                (CUSIP number)

                                Michael Burrows
                               Baker & McKenzie
                               805 Third Avenue
                           New York, New York 10022
- -------------------------------------------------------------------------------
                 (Name, address and telephone number of person
               authorized to receive notices and communications)

                                 July 31, 1996
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                         (Date of event which requires
                           filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. |_|

Check the following box if a fee is being paid with this statement |X|. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

- --------

1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).






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CUSIP No. 625432 10 9                13D                   Page 2 of ___ Pages



1         NAME OF REPORTING PERSON                       ROBERT F.X. SILLERMAN
          S.S. OR I.R.S. ID NO. OF ABOVE PERSON
2         CHECK THE APPROPRIATE BOX IF A MEMBER                        (a) |_|
          OF A GROUP                                                   (b) |_|
3         SEC USE ONLY

4         SOURCE OF FUNDS                                                PF,00
5         CHECK BOX IF DISCLOSURE OF LEGAL                                 |_|
          PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEM 2(d) OR 2(e)
6         CITIZENSHIP OR PLACE OF ORGANIZATION                   UNITED STATES
        NUMBER OF              7     SOLE VOTING POWER                 227,000
          SHARES
       BENEFICIALLY            8     SHARED VOTING POWER
          OWNED
         BY EACH               9     SOLE DISPOSITIVE POWER            107,000
        REPORTING
          PERSON              10     SHARED DISPOSITIVE POWER
           WITH
11        AGGREGATE AMOUNT BENEFICIALLY OWNED                          227,000
          BY EACH REPORTING PERSON
12        CHECK IF THE AGGREGATE AMOUNT IN ROW                             |_|
          (11) EXCLUDES CERTAIN SHARES
13        PERCENT OF CLASS REPRESENTED BY                                 6.9%
          AMOUNT IN ROW (11)
14        TYPE OF REPORTING PERSON                                          IN
- --------  ----------------                                              --------



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CUSIP No. 625432 10 9                13D                   Page 3 of ___ Pages



1         NAME OF REPORTING PERSON                            MICHAEL G. FERREL
          S.S. OR I.R.S. ID NO. OF ABOVE PERSON
2         CHECK THE APPROPRIATE BOX IF A MEMBER                         (a) |_|
          OF A GROUP                                                    (b) |_|
3         SEC USE ONLY

4         SOURCE OF FUNDS                                        NOT APPLICABLE
5         CHECK BOX IF DISCLOSURE OF LEGAL                                  |_|
          PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEM 2(d) OR 2(e)
6         CITIZENSHIP OR PLACE OF ORGANIZATION                    UNITED STATES
        NUMBER OF              7     SOLE VOTING POWER                   66,000
          SHARES
       BENEFICIALLY            8     SHARED VOTING POWER
          OWNED
         BY EACH               9     SOLE DISPOSITIVE POWER              26,000
        REPORTING
          PERSON              10     SHARED DISPOSITIVE POWER
           WITH
11        AGGREGATE AMOUNT BENEFICIALLY OWNED                            66,000
          BY EACH REPORTING PERSON
12        CHECK IF THE AGGREGATE AMOUNT IN ROW                              |_|
          (11) EXCLUDES CERTAIN SHARES
13        PERCENT OF CLASS REPRESENTED BY                                  2.0%
          AMOUNT IN ROW (11)
14        TYPE OF REPORTING PERSON                                           IN
- --------  ----------------                                    -----------------



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CUSIP No. 625432 10 9                13D                   Page 4 of ___ Pages



1         NAME OF REPORTING PERSON                               BRUCE MORROW
          S.S. OR I.R.S. ID NO. OF ABOVE PERSON
2         CHECK THE APPROPRIATE BOX IF A MEMBER                       (a) |_|
          OF A GROUP                                                  (b) |_|
3         SEC USE ONLY

4         SOURCE OF FUNDS                                      NOT APPLICABLE
5         CHECK BOX IF DISCLOSURE OF LEGAL                                |_|
          PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEM 2(d) OR 2(e)
6         CITIZENSHIP OR PLACE OF ORGANIZATION                  UNITED STATES
        NUMBER OF              7     SOLE VOTING POWER                 20,000
          SHARES
       BENEFICIALLY            8     SHARED VOTING POWER
          OWNED
         BY EACH               9     SOLE DISPOSITIVE POWER            10,000
        REPORTING
          PERSON              10     SHARED DISPOSITIVE POWER
           WITH
11        AGGREGATE AMOUNT BENEFICIALLY OWNED                          20,000
          BY EACH REPORTING PERSON
12        CHECK IF THE AGGREGATE AMOUNT IN ROW                            |_|
          (11) EXCLUDES CERTAIN SHARES
13        PERCENT OF CLASS REPRESENTED BY                                0.6%
          AMOUNT IN ROW (11)
14        TYPE OF REPORTING PERSON                                         IN
- --------  ----------------                                   ----------------




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ITEM 1.  SECURITY AND ISSUER.

         This Schedule 13D is being filed by Robert F.X. Sillerman ("Mr. Sillerman"), Michael G. Ferrel ("Mr. Ferrel") and Bruce Morrow ("Mr. Morrow"), all of whom are individuals, with respect to the Class A Common Stock, par value $.01 per share (the "Class A Common Stock"), of Multi-Market Radio, Inc., a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 150 East 58th Street, 19th Floor, New York, New York 10155.

         The Class A Common Stock is the only class or series of common or preferred stock of the Company that is registered pursuant to Section 12 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). In addition, the Reporting Persons (as such term is defined in
         Item 2(a) of this Schedule 13D) hold shares of Class B Common Stock, par value $.01 and votes ten votes per share on most matters (the "Class B Common Stock"), non-voting Class C Common Stock, par value $.01 per share (the "Class C Common Stock"), non-voting Original Preferred Stock, par value $.01 per share (the "Original Preferred Stock"), and non-voting Series B Preferred Stock, par value $.01 per share (the "Series B Convertible Preferred Stock"), of the Company, which are convertible, under certain circumstances into shares of Class A Common Stock, as described herein.

         The Company also has outstanding Class A Warrants and Class B Warrants that are registered pursuant to Section 12 of the Exchange Act. Each Class A Warrant and Class B Warrant is (i) convertible into one share of Class A Common Stock at $7.75 per share and $11.50 per share, respectively, until March 22, 1999; and (ii) is subject to redemption by the Company at $.01 per Warrant on thirty days prior written notice provided that the closing sale price of Class A Common Stock exceeds $10.75 per share and $16.00 per share, respectively, for 20 consecutive trading days ending within five days of the notice.

ITEM 2.  IDENTITY AND BACKGROUND.

     (a) Pursuant to Rule 13d-1(f)(2) promulgated under the Exchange Act, this Schedule 13D is being filed by Messrs. Sillerman, Ferrel and Morrow (each a "Reporting Person" and collectively the "Reporting Persons"). The Reporting Persons are making this single joint filing because they may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Exchange Act and Rule 13d-5(b) promulgated thereunder. Each of the Reporting Persons disclaims (i) the existence of such a group and (ii) beneficial ownership of the shares of Class A Common Stock held by the other Reporting Persons.

 (b)-(c) Robert F.X. Sillerman

         Mr. Sillerman is principally employed as the Chairman of the Board and Chief Executive Officer of SFX Broadcasting, Inc. ("SFX"), a publicly-held corporation that is an owner and operator of radio stations and also serves as Chairman of the Board

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         of Sillerman Communications Management Corporation ("SCMC"), a New York
         corporation which makes investments in and provides financial consulting services to companies engaged in the media business. Mr. Sillerman's business address is 150 East 58th Street, 19th Floor, New York, New York 10155. SCMC is an advisor to the Company on a fee basis.

         Mr. Sillerman holds (i) securities in his individual capacity, (ii) certain options through The Sillerman Companies, Inc., a New York corporation ("TSC"), of which Mr. Sillerman is the controlling stockholder and (iii) certain Escrow Shares (as hereinafter defined) and Series B Convertible Preferred Stock through SCMC, of which Mr. Sillerman is the controlling stockholder.

         Michael G. Ferrel

         Mr. Ferrel is principally employed as the President, Chief Executive Officer and Chief Operating Officer of the Company. Mr. Ferrel's business address is One Monarch Place, Suite 220, Springfield, Massachusetts 01144. Mr. Ferrel is, and has been since the Company's inception, a director of the Company.

         Bruce Morrow

         Mr. Morrow is principally employed as a radio broadcaster at WCBS-FM in New York, New York. Mr. Morrow's business address is 51 West 52nd Street, New York, NY 10019. Mr. Morrow is, and has been since the Company's inception, the Chairman of the Board of the Company.

         Each Reporting Person was a founder of the Company.

     (d) Each Reporting Person affirms that he has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) Each Reporting Person affirms that he has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) Each of the Reporting Persons is a citizen of the United States.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         The event resulting in this filing occurred on July 31, 1996 when 170,000 non-voting shares of Series A Convertible Preferred Stock, par value $.01 per share (the "Series A Convertible Preferred Stock"), were issued to the Reporting Persons of which Messrs. Sillerman, Ferrel and Morrow received 120,000 shares (of which 40,000



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         shares were issued to SCMC), 40,000 shares and 10,000 shares, respectively. The issuance of the Series A Convertible Preferred Stock was pursuant to a compensation plan approved by the Company's stockholders. Pursuant to the Certificate of Designation of the Series A Preferred Stock, the Series A Convertible Preferred Stock is automatically convertible into an equal number of shares of Class A Common Stock since the Company achieved at least $5 million in Broadcast Cash Flow (as defined in the Certificate of Designation of the Series A Convertible Preferred Stock) in 1995 and the closing sales price of Class A Common Stock exceeded $7.50 per share for the thirty trading days immediately preceding such issuance. Simultaneous upon the issuance of the 170,000 shares of Series A Convertible Preferred Stock such shares and the Class A Common Stock into which such shares are convertible were placed in escrow pursuant to an escrow agreement pursuant to which each Reporting Person shall be entitled to vote his shares of Class A Common Stock and which such shares shall be released from escrow in five equal annual installments beginning April 30, 1997 (the "Escrow Shares"); provided that, in the case of Messrs. Sillerman and Ferrel, they provide substantial services to the Company during the preceding fiscal year and, in the case of Mr. Morrow, he is available to provide substantial services to, and serve as a director of, the Company. Reference is made to paragraph (5) of Item 6 which is incorporated herein by reference.

         In addition to the Escrow Shares, Messrs. Sillerman, Ferrel and Morrow beneficially own 107,000 shares, 26,000 shares and 10,000 shares of Class A Common Stock, respectively (of which 40,000 shares, 26,000 shares and 10,000 shares, respectively, are issuable upon the exercise of options which are currently exercisable).

         Mr. Sillerman also beneficially owns 360,000 shares of Class C Common Stock, 133,334 shares of Original Preferred Stock and 120,000 shares of Series B Convertible Preferred Stock (of which 40,000 shares are held by SCMC). Mr. Sillerman acquired the 360,000 shares of Class C Common Stock, on July 23, 1993, in connection with the formation of the Company as follows: (i) 220,000 shares for $1,240,000, and (ii) 140,000 shares were issued along with $5,250,000 cash as the purchase price of two radio stations purchased by a wholly-owned subsidiary of the Company. In connection with the formation of the Company, Mr. Sillerman acquired 133,334 shares of Original Preferred Stock on July 29, 1993 for $0.05 per share. Mr. Sillerman also has an interest in the shares of Class B Common Stock held by Mr. Morrow. Reference is made to paragraph (1) of Item 6 of this Statement which is incorporated herein by reference.

         Mr. Ferrel also beneficially owns 10,000 shares of Class B Common Stock, 66,666 shares of Original Preferred Stock and 40,000 shares of Series B Convertible Preferred Stock. In connection with the formation of the Company, Mr. Ferrel acquired the shares of Class B Common Stock on April 8, 1993 for $0.01 per share. Mr. Ferrel acquired the shares of Original Preferred Stock on July 29, 1993, for $0.05 per share, in connection with his employment agreement with the Company.



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         Mr. Morrow also beneficially owns 130,000 shares of Class B Common
         Stock and 10,000 shares of Series B Convertible Preferred Stock. In connection with the formation of the Company, Mr. Morrow acquired the shares of Class B Common Stock on April 8, 1993 for $0.01 per share. Mr. Sillerman also has an interest in the shares of Class B Common Stock held by Mr. Morrow. Reference is made to paragraph (1) of Item 6 of this Statement which is incorporated herein by reference.

         All purchases of stock by the Reporting Person were financed with their personal funds unless otherwise noted. All shares of Series B Convertible Preferred Stock were issued to the Reporting Persons pursuant to a compensation plan approved by the Company stockholders.

ITEM 4.  PURPOSE OF TRANSACTION.

         As founders of the Company, officers and directors of the Company and as holders of all of the outstanding Class B Common Stock, Mr. Morrow and Mr. Ferrel have controlled the Company since its inception. As a founder of the Company and the holder of all of the outstanding shares of Class C Common Stock and of a majority of the Original Preferred Stock, Mr. Sillerman has, since the Company's inception, been in a position, under certain circumstances, to assume control of the Company. The Company was structured in such a manner so that Mr. Sillerman's other broadcasting interests, including but not limited to the radio stations owned by SFX, of which Mr. Sillerman holds a majority of the voting power and is Chairman of the Board and Chief Executive Officer, would not be attributable to the Company. At the time of the Company's formation, the Communications Act of 1934, as amended, and the rules, regulations, orders or policies promulgated or adopted thereunder by the Federal Communications Commission (the "Communications Laws") limited the number of radio stations which any entity could own to 12 FM and 12 AM stations. Those ownership limits were based on "attributable" interests, which for a corporation, included the interest of officers, directors and those who, directly or indirectly, had the right to vote 5% or more of the corporation's voting securities. The Company was structured in this manner in order to maximize its expansion opportunities.

         The voting rights and certain conversions features of the Company's securities are as follows:

         Pursuant to the Company's Certificate of Incorporation, the holders of shares of Class A Common Stock and Class B Common Stock vote as a single class on all matters submitted to a vote of the Company's stockholders, with each share of Class A Common Stock entitled to one vote and each share of Class B Common Stock entitled to ten votes, except (i) the holders of Class A Common Stock, voting as a separate class, are entitled to elect two directors, (ii) with respect to any "going private" transaction, described in Rule 13e-3 under the Exchange Act, between the Company and any of Messrs. Sillerman or Morrow, SCMC, and Howard J. Tytel, an executive officer of SCMC, or any of their affiliates, the Class A Common Stock and



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         Class B Common Stock vote as a single class, with each share of Class
         A Common Stock and Class B Common Stock entitled to one vote per share and (iii) as otherwise provided by law.

         Accordingly, upon consummation of the Company's initial public offering of equity in 1993, solely by virtue of their holdings of Class B Common Stock, Mr. Morrow and Mr. Ferrel held 54% and 4%, respectively, of the combined voting power of the Company.

         Pursuant to the Company's Certificate of Incorporation, the holders of shares of Class C Common Stock and Original Preferred Stock do not have voting rights other than those required by applicable law. Each share of Class C Common Stock and Original Preferred Stock is convertible into a share of Class B Common Stock, subject to receipt of all necessary prior approvals from the Federal Communications Commission, if any ("FCC Approval") (a) after May 15, 1996, if the Company is in default under any obligation for borrowed money or (b) on and after July 29, 1998, and (c) with respect to the Original Preferred Stock (i) held by Mr. Ferrel, if Mr. Ferrel is employed by the Company, and (ii) held by Mr. Sillerman, if Mr. Sillerman's services are available to the Company through SCMC. Upon consummation of the Company's initial public equity offering in 1993, if shares of Class C Common Stock and Original Preferred Stock were converted into Class B Common Stock, Mr. Sillerman would have held approximately 61% of the combined voting power of the Company. Shares of Class B Common Stock, Class C Common Stock and Original Preferred Stock are also convertible under certain circumstances into shares of Class A Common Stock. Reference is made to the second, third and fourth paragraphs of Item 5 which are incorporated herein by reference.

         The Communications Laws were amended in February 1996 by the enactment of the Telecommunications Act of 1996 (the "Recent Legislation") which eliminated the limit on the number of radio stations that an entity may own nationally and generally liberalized the number of radio stations an entity may own locally and thereby essentially eliminated the concern of aggregating the radio station interests of Mr. Sillerman, including but not limited to the radio station interests of SFX, with the radio station interests of the Company. In addition, since one of the conditions to convert Class C Common Stock and the Original Preferred Stock into Class B Common Stock had occurred, i.e. the passage of time through May 15, 1996, an application for FCC Approval was made and approved on July 1, 1996 which would permit Mr. Sillerman, subject to the expiration of any applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and certain contractual obligations, to convert his shares of Class C Common Stock and Original Preferred Stock into shares of Class B Common Stock and thereby obtain approximately 50% of the combined voting power of the Company, on July 29, 1998, or sooner, in the event that the Company is in default under any obligation for borrowed money.


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         On April 15, 1996 the Company, SFX and SFX Merger Company, a
         wholly-owned subsidiary of SFX ("Acquisition Sub"), entered into an Agreement and Plan of Merger (as amended, the "Merger Agreement") pursuant to which it is contemplated that Acquisition Sub will merge with and into the Company and the Company will become a wholly-owned subsidiary of SFX (the "Merger"). Mr. Sillerman is Chairman of the Board and Chief Executive Officer and controls a majority of the voting power of SFX. Pursuant to the Merger Agreement, upon the consummation of the Merger, the outstanding securities of the Company will be converted into securities of SFX as follows: (1) each outstanding share of Class A Common Stock and Series B Convertible Preferred Stock will convert into a fraction of a share of Class A Common Stock, par value $.01 per share, of SFX (the "SFX Class A Common Stock"), which are publicly traded on the Nasdaq National Market and (2) each outstanding share of Class B Common Stock, Class C Common Stock and Original Preferred Stock will convert into a fraction of a share of Class B Common Stock, par value $.01 per share, of SFX (the "SFX Class B Common Stock"). The fraction of a share of SFX Class A Common Stock or SFX Class B Common Stock to be issued in respect of each outstanding security of the Company will be valued at $12.00 per share determined by reference to the average trading price of the SFX Class A Common Stock during a specified period prior to the Merger, subject to adjustment in the event such trading price exceeds or is less than certain specified levels.

         In the event that the stockholders of the Company fail to approve amendments to the Certificate of Incorporation of the Company necessary to permit different classes of Common Stock to receive different consideration in the Merger (with respect to voting rights) or the National Association of Securities Dealers, Inc. does not approve the issuance of additional shares of SFX Class B Common Stock, then all stock of the Company shall be converted into a fraction of a share of SFX Class A Common Stock. The economic rights of each class of Common Stock of SFX are identical, but the voting rights differ. Like MMR stock, the SFX Class A Common Stock and the SFX Class B Common Stock vote as a single class with respect to all matters, with each share of SFX Class A Common Stock entitled to one vote and each share of SFX Class B Common Stock entitled to ten votes, except: (i) in the election of directors, with respect to which the holders of the SFX Class A Common Stock, voting as a separate class, are entitled to elect two-sevenths of SFX directors (or if such number is not whole number, the next highest whole number), (ii) with respect to any "going private" transaction between SFX and Mr. Sillerman, or any of his affiliates, in which each share of the SFX Class A Common Stock and SFX Class B Common Stock is entitled to one vote per share, and (iii) as otherwise provided by law.

         The consummation of the Merger is subject to the satisfaction of a number of conditions set forth in the Merger Agreement, including but not limited to, the approval of the holders of a majority of the Company's outstanding Class A Common Stock and Class B Common Stock, voting together with each class entitled to one vote per share.


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         The Merger Agreement provides that Mr. Ferrel is to be named a director and Chief Executive Officer of SFX at or prior to the consummation of the Merger (the "Effective Time"). Upon consummation of the Merger, it is contemplated that the Class A Common Stock will be (a) delisted from the Nasdaq National Market and (b) will cease to be registered under Section 12 of the Exchange Act. The Merger Agreement attached hereto as Exhibit 8 is incorporated herein by reference.

         Each Reporting Person confirmed in writing to the Company on April 11, 1996 (the "April Letters") that he intends to vote in favor of the Merger and against any competing transaction, should any such transaction materialize. The Reporting Persons collectively beneficially own approximately 13.3% of the voting power of the Company considering the Merger and 36.9% of the voting power of the Company considering any competing transaction, including options exercisable within 60 days, the Escrow Shares and excluding any conversion of any Class C Common Stock or Original Preferred Stock in the event that the conditions to such conversion were satisfied.

         Reference is made to the first paragraph of Item 3 which is incorporated herein by reference.

         Except as set forth above, the Reporting Persons have no current plans that would result in any of the actions set forth in paragraphs
         (a)-(j) of Item 4 of Schedule 13D.


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         As of July 31, 1996 there were 3,229,890 shares of Class A Common Stock outstanding, including the Escrow Shares. The percentage set forth in Item 5(a) of this Schedule 13D were derived using such number. As of such date, the Company also had issued and outstanding the following securities:


                    140,000 Class B Common Stock
                    360,000 Class C Common Stock
                    200,000 Original Preferred Stock
                    200,000 Series B Convertible Preferred Stock
                  1,826,110 Class A Warrants
                  1,840,000 Class B Warrants

         None of the Reporting Persons beneficially owns any Class A Warrants or Class B Warrants.

         Certain of the Company's stock is convertible into an equal number of shares of Class A Common Stock pursuant to the Company's Certificate of Incorporation as follows: Each share of Class B Common Stock and Class C Common Stock automatically converts into Class A Common Stock, subject to FCC Approval (i) upon its sale or



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         other transfer to a person or entity other than an affiliate of any of Mr. Sillerman, Mr. Morrow, Mr. Ferrel, SCMC and Howard J. Tytel, an executive officer of SCMC, or (ii) if sold or otherwise transferred to such an affiliate, upon the death of the transferor. Class C Common Stock is also convertible into Class A Common Stock subject to FCC Approval. The holders of Class B Common Stock and Class C Common Stock are contractually prohibited from transferring such shares in a manner that would result in such shares being converted into Class A Common Stock and the holder of Class C Common Stock is contractually prohibited from converting such stock into Class A Common Stock prior to July 29, 1998. Reference is made to paragraph (3) to Item 6 which is incorporated by reference herein.

         Pursuant to the Company's Certificate of Incorporation, each share of Original Preferred Stock converts into Class A Common Stock upon transfer by Mr. Sillerman or Mr. Ferrel to an unaffiliated third party under certain circumstances. Each of Mr. Sillerman and Mr. Ferrel have agreed not to transfer such shares in a manner that would cause the Original Preferred Stock to convert into Class A Common Stock prior to July 29, 1998. In addition, such persons are contractually prohibited from causing such shares to be converted into Class A Common Stock. Reference is made to paragraphs (2) and
         (3) of Item 6 which is incorporated herein by reference.

         Series B Convertible Preferred Stock is convertible into Class A Common Stock if the Company achieves at least $10 million in Broadcast Cash Flow in 1997 and the closing sales price of Class A Common Stock exceeds $7.50 per share for thirty days immediately preceding such conversion. Therefore, the following percentages were calculated assuming that none of the convertible securities were converted into Class A Common Stock, unless otherwise noted.


     (a) Robert F.X. Sillerman

         Mr. Sillerman is deemed to beneficially own 227,000 shares of Class A Common Stock, representing 6.9% of the outstanding shares of the Class A Common Stock. The 227,000 shares of Class A Common Stock which Mr. Sillerman beneficially owns includes (i) 120,000 Escrow Shares and (ii) 40,000 shares issuable upon exercise of options that are currently exercisable or will be exercisable within 60 days hereof. Excluding the Escrow Shares, Mr. Sillerman would be deemed to beneficially own 107,000 shares, representing 3.3% of the outstanding shares of Class A Common Stock.

         Michael G. Ferrel

         Mr. Ferrel beneficially owns 66,000 shares of Class A Common Stock, representing 2.0% of the issued and outstanding shares of Class A Common Stock. The 66,000 shares of Class A Common Stock which Mr. Ferrel beneficially owns includes (i) 40,000 Escrow Shares and (ii) 26,000 shares issuable upon exercise of options that are exercisable or will be exercisable within 60 days hereof. Excluding the Escrow


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         Shares, Mr. Ferrel would be deemed to beneficially own 26,000 shares, representing 0.7% of the outstanding shares of Class A Common Stock.

         Bruce Morrow

         Mr. Morrow beneficially owns 20,000 shares of Class A Common Stock, representing 0.6% of the issued and outstanding shares of Class A Common Stock. The 20,000 shares of Class A Common Stock which Mr. Morrow beneficially owns includes 10,000 Escrow Shares and (ii) 10,000 shares issuable upon exercise of options that are exercisable or will be exercisable within 60 days hereof. Excluding the Escrow Shares, Mr. Morrow would be deemed to beneficially own 10,000 shares, representing 0.3% of the outstanding shares of Class A Common Stock.

         Inclusion of Publicly Traded Warrants

         Upon the conversion of the publicly traded Class A Warrants and Class B Warrants which are currently convertible into Class A Common Stock, none of which are beneficially owned by the Reporting Persons, the Reporting Persons, which own in the aggregate 313,000 shares, would represent 4.5% of the Class A Common Stock deemed outstanding.

         Voting Power

         Including the Class B Common Stock, and assuming each such share has 10 votes per share and excluding the conversion of any other securities, Messrs. Sillerman, Ferrel and Morrow would be deemed to beneficially own 4.9%, 3.6% and 28.5%, respectively, of the voting power of the Company's outstanding voting securities.

         Assuming the conversion of Class C Common Stock to Class B Common
         Stock and that each share of Class B Common Stock has ten votes per share, and excluding the conversion of any other securities, Messrs. Sillerman, Ferrel and Morrow would be deemed to beneficially own 46.3%, 2.0% and 16.0%, respectively, of the voting power of the Company's voting securities.

         Assuming the conversion of Class C Common Stock and the Original Preferred Stock to Class B Common Stock and that each share of Class B Common Stock has 10 votes per share, and excluding the conversion of any other securities, Messrs. Sillerman, Ferrel and Morrow would be deemed to beneficially own 50.3%, 8.1% and 12.9%, respectively, of the voting power of the Company's voting securities.

         Further assuming the conversion of Class A Warrants and Class B Warrants into Class A Common Stock, Messrs. Sillerman, Ferrel and Morrow would be deemed to beneficially own 37.0%, 6.0% and 9.5%, respectively, of the voting power of the Company's securities.


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     (b) Each of the Reporting Persons affirms that (i) he has sole power to dispose of all shares of Class A Common Stock which he beneficially owns except that Escrow Shares may not be disposed unless, in the case of Messrs. Sillerman and Ferrel, they provide substantial services to the Company during the preceding fiscal year and, in the case of Mr. Morrow, he is available to provide substantial services to, and serve as a director of, the Company and
         (ii) he has the sole power to vote all of the shares of Class A Common Stock, except that he has agreed to vote for a nominee of Huff (as hereinafter defined). The Reporting Persons granted certain proxies, with respect to the Class B Common Stock, Class C Common Stock, Original Preferred Stock, none of which are registered under
         Section 12 of the Exchange Act, which under certain circumstances, permit Huff to vote such shares and Mr. Sillerman has the power to vote and share in the proceeds resulting from the disposition of the Class B Common Stock owned by Mr. Morrow. Reference is made to paragraph (1), (3) and (5) of Item 6 which is incorporated herein by reference.

     (c) Except for the issuance of the Escrow Shares and any deemed acquisition resulting from the delivery of the April Letters pursuant to Rule 13d-5(b) (see paragraph (4) of Item 6 which is incorporated herein by reference) each of the Reporting Persons affirms that he has not effected any transactions in the shares of Class A Common Stock during the past 60 days.

     (d) Each of the Reporting Persons affirms that, except as set forth in Item 6 of this Schedule 13D, no person other than such Reporting Person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Class A Common Stock owned by such Reporting Person.

     (e) Not applicable.

 ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Except as set forth in the following paragraphs numbered (1) - (5) of this Item 6 of this Schedule 13D, the Reporting Persons do not have any contract, arrangement, understanding or relationship (legal or otherwise) with any of the other Reporting Persons or with any other person with respect to any securities of the Company, including, but not limited to, transfer or voting of any such securities, finders' fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

         Copies of all documents discussed in this Item 6 of this Schedule 13D are attached hereto or incorporated by reference herein as exhibits. Statements contained in this Item 6 of this Schedule 13D as to the contents of any such document are not necessarily complete and in each instance reference is made to the copy of document filed as an exhibit to this Schedule 13D, each such statement being qualified in all respects by such reference.



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         (1) Pursuant to an agreement dated July 29, 1993 between Messrs.
         Morrow and Sillerman (the "Morrow/Sillerman Agreement"), Mr. Morrow has assigned to Mr. Sillerman approximately 53.8% (the "Applicable Percentage") of all proceeds payable to Mr. Morrow in connection with any sale or other disposition of, or dividend or other distribution payable on or with respect to, the 130,000 shares of Class B Common Stock owned by Mr. Morrow. In addition, Mr. Morrow has also granted to Mr. Sillerman a right of first refusal with respect to any sale or other disposition of such shares of Class B Common Stock. In the event that Mr. Sillerman does not exercise his right of first refusal and a sale to a third party is consummated, Mr. Sillerman is to receive an amount equal to the product of (i) the greater of (A) the third party sales price or (B) the appraised value of the shares so sold determined by a nationally recognized media investment banking firm selected by Morrow which firm is satisfactory to Mr. Sillerman,
         (ii) multiplied by the Applicable Percentage.

         To secure his payment obligations under the Morrow/Sillerman Agreement, Mr. Morrow has also entered into a pledge agreement, dated July 29, 1993 (the "Pledge Agreement"), pursuant to which he has pledged 80,000 of the 130,000 shares of Class B Common Stock (the "Pledged Shares") to Mr. Sillerman. Pursuant to the terms of the Pledge Agreement, in the event of any failure by Mr. Morrow to comply with any of the terms contained in the Morrow/Sillerman Agreement (principally the right of first refusal, to deliver the Applicable Percentage of the proceeds upon a sale and to deliver the Applicable Percentage of dividends upon the payment of dividends), Mr. Sillerman may cause the Pledged Shares to be registered in his name or the name of his nominee and thereafter exercise all rights appurtenant to such Pledged Shares, including but not limited to, the right to vote such shares and receive dividends and distributions thereon. In addition, pursuant to the Pledge Agreement, Mr. Morrow granted to Mr. Sillerman an irrevocable proxy to vote the Pledged Shares if, and only if, Mr. Morrow fails to comply with any of the terms contained in the Morrow/Sillerman Agreement, of which the exercise by Mr. Sillerman is subject to prior FCC Approval.

         (2) On December 30, 1994 each of Messrs. Sillerman and Ferrel confirmed in writing to the Company that he would not convert any shares of Original Preferred Stock into Class B Common Stock or sell or otherwise transfer any shares of Original Preferred Stock to a third party such that in accordance with the Company's Certificate of Incorporation such Original Preferred Stock would automatically convert into Class A Common Stock, unless his services were available to the Company through July 29,1998. The Company's Restated Certificate of Incorporation provides that Original Preferred Stock is convertible into Class B Common Stock beginning May 15, 1996 (i) at any time after July 29, 1998 or earlier in the event that the Company is in default under any obligation for borrowed money and
         (ii) (A) with respect to a conversion by Mr. Sillerman, Mr. Sillerman's services are available to the Company through SCMC at the time of such conversion and (B) with respect to a conversion by Mr. Ferrel, Mr. Ferrel is employed by the Company at the time of such conversion. The Company's Certificate of Incorporation provides that Original Preferred Stock is convertible into Class A Common Stock beginning


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         December 31, 1994 upon sale or other transfer to a third party under certain circumstances. SCMC has agreed to provide services to the Company for a five year period ending July 28, 1998 and Mr. Ferrel has an employment contract pursuant to which Mr. Ferrel is to serve as an officer of the Company for a five year period ending July 28, 1998.

         On July 31, 1996, Messrs. Sillerman and Ferrel and the Company entered into an agreement pursuant to which the Original Preferred Stock was placed in escrow. The agreement provides that each of Mr. Sillerman and Mr. Ferrel may not sell, transfer or otherwise dispose of the Original Preferred Stock and any shares in to which such shares are converted, prior to July 29, 1998, and then, only if such individual performs substantial services for the Company through July 29, 1998. If such services are not performed then the Original Preferred Stock or such shares into which the Original Preferred Stock is converted shall be canceled. Pursuant to the terms of the agreement, the Original Preferred Stock may be converted into Class B Common Stock in accordance with the terms of the Company's Restated Certificate of Incorporation in which case Mr. Sillerman and Mr. Ferrel will be entitled to vote such shares.

         (3) The Company sold its Senior Subordinated Debentures due 2001 (the "Debentures") and certain warrants to The Huff Alternative Income Fund, L.P. ("Huff") pursuant to the Securities Purchase Agreement dated March 27, 1995 between the Company and Huff (the "Securities Purchase Agreement") to finance a portion of the purchase price of its acquisition of Southern Starr Broadcasting Group, Inc. In connection with the sale of the Debentures, each of Mr. Sillerman, Mr. Ferrel and Mr. Morrow entered into a Stockholders Agreement dated March 27, 1995 among each such individual, Huff and the Company (the "Stockholders Agreement"). The Stockholders Agreement prohibits (i) Mr. Sillerman from converting shares of Class C Common Stock into shares of Class A Common Stock prior to July 29, 1998; (ii) Messrs. Sillerman, Ferrel and Morrow from selling or otherwise transferring shares of Class B Common Stock or Class C Common Stock to a third party such that pursuant to the Company's Certificate of Incorporation such sale would result in such shares being converted into shares of Class A Common Stock and (iii) Messrs. Sillerman and Ferrel, prior to July 29, 1998, from selling or otherwise transferring shares of Original Preferred Stock to a third party such that such shares would, in accordance with the Company's Restated Certificate of Incorporation, become shares of Class A Common Stock. In addition, any transfer of stock by a Reporting Person requires the transferee to agree in writing to be bound by the terms and conditions of the Stockholders Agreement.

         Pursuant to the Stockholders Agreement, each of Messrs. Sillerman, Ferrel and Morrow granted to Huff an irrevocable proxy (the "Contingent Proxies") to vote, under certain circumstances, all his shares of capital stock of the Company on any and all matters as to which such shares are entitled to vote. Pursuant to the Stockholders Agreement, Huff may not exercise the Contingent Proxies (and Messrs. Sillerman, Ferrel and Morrow are entitled to vote the shares subject to such proxies) unless and


                              Page 16 of __ pages





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         until certain specified events of default of the Company under the
         Securities Purchase Agreement shall have occurred (including, among others, the failure of the Company to pay principal when due or the failure to pay interest within 30 days of the due date, the failure of the Company to maintain licenses, declaration of bankruptcy by or on behalf of the Company, violation by the Company of any provision of the Certificate of Designations of the Senior Cumulative Preferred Stock). The exercise by Huff of the rights set forth in the Contingent Proxies is subject to the prior approval of the FCC. The Contingent Proxies terminate when the debentures issued pursuant to the Securities Purchase Agreement have been paid in full. In addition, each Reporting Person granted Huff an irrevocable proxy (the "Non-Contingent Proxies") to vote his shares for a single director designated by Huff, until such time that Huff no longer holds any Debentures. Each Reporting Person also agreed, among other things, not to, without Huff's consent, cause the Company to commence a bankruptcy proceeding. Huff and the Company have entered into an agreement pursuant to which Huff has agreed to consent to the Merger and the Company and SFX have agreed to cause the Debenture and Senior Preferred Stock sold to Huff to be repurchased whereupon all prohibitions on the transfer of stock shall lapse.

         (4) As set forth in Item 4 of this Schedule 13D, in connection with entering into the Merger Agreement, each of the Reporting Persons on April 11, 1996 confirmed in writing that he intended to vote his shares of stock of the Company in favor of the merger transaction between the Company and SFX approved by the committee of independent directors of the Company and against any competing transaction. The Reporting Persons may be deemed to have formed a "group" within the meaning of Section 13(d)(3) of the Exchange Act and Rule 13d-5(b) promulgated thereunder by virtue of the delivery of such letters. The Reporting Persons disclaim the existence of any such group.

         (5) On July 31, 1996, each of Messrs. Sillerman, Ferrel and Morrow and the Company entered into agreements pursuant to which the Series A Convertible Preferred Stock and Series B Convertible Preferred Stock and any shares issuable upon the conversion of such securities were placed in escrow. The agreement provides that each of Mr. Sillerman, Mr. Ferrel and Mr. Morrow may not sell, transfer or otherwise dispose of such shares unless such shares vest. Such shares shall vest in five equal annual installments beginning April 30, 1997 provided that, in the case of Messrs. Sillerman and Ferrel, they provide substantial services to the Company during the preceding fiscal year and, in the case of Mr. Morrow, he is available to provide substantial services to, and serve as a director of, the Company. In the event that such stockholder does not fulfill such condition in a particular year, then one-fifth of the total shares shall be canceled.

 ITEM 7. MATERIALS TO BE FILED AS EXHIBITS.

      1. Agreement between Mr. Sillerman and Mr. Ferrel and Pledge
         Agreement related thereto (incorporated by reference to Exhibit 10.1 to Amendment No. 3 to the


                              Page 17 of __ pages





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         Registration Statement on Form SB-2 (Reg No. 33-60741) of the Company
         filed with the Commission on July 19, 1993).

      2. Securities Purchase Agreement, dated as of March 27, 1995, between Multi-Market Radio, Inc. and The Huff Alternative Income Fund, L.P. (incorporated by reference to Exhibit 10.34 to the Form 10-KSB (File No. 0-22080) of the Company for the year ended December 31, 1994).

      3. Stockholders Agreement, dated as of March 27, 1995, between the Company, Huff, Sillerman, Ferrel and Morrow (incorporated by reference to Exhibit 10.35 to the Form 10-KSB (File No. 0-22080) of the Company for the fiscal year ended December 31, 1994).

      4. Written confirmation of voting intent, dated April 11, 1996, executed by Robert F.X. Sillerman.

      5. Written confirmation of voting intent, dated April 11, 1996, executed by Michael G. Ferrel.

      6. Written confirmation of voting intent, dated April 11, 1996, executed by Bruce Morrow.

      7. Amended and Restated Agreement and Plan of Merger among SFX, SFX Merger Company and the Company (composite version).

      8. Agreement, dated August 6, 1996, among the Reporting Persons relating to the filing of a joint statement pursuant to Rule 13d-1(f)(1) under the Exchange Act.

      9. Escrow Agreement dated as of July 31, 1996 among Kraig G. Fox, ("Escrow Agent"), the Company and Robert F.X. Sillerman and Michael Ferrel with respect to the Original Preferred Stock.

     10. Escrow Agreement dated as of July 31, 1996 among Kraig G. Fox, ("Escrow Agent"), the Company and the Stockholders listed therein with respect to the Series A Convertible Preferred Stock.

     11. Escrow Agreement dated as of July 31, 1996 among Kraig G. Fox, ("Escrow Agent"), the Company and the Stockholders listed therein with respect to the Series A Convertible Preferred Stock.

     12. Escrow Agreement dated as of July 31, 1996 among Kraig G. Fox, ("Escrow Agent"), the Company and the Stockholders listed therein with respect to the Series B Convertible Preferred Stock.


                              Page 18 of __ pages





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     13. Escrow Agreement dated as of July 31, 1996 among Kraig G. Fox,
         ("Escrow Agent"), the Company and the Stockholders listed therein with respect to the Series B Convertible Preferred Stock.




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                                  SIGNATURES

         After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Date:    August __, 1996

                                               /s/ Robert F.X. Sillerman
                                             Robert F.X. Sillerman

                                              /s/ Michael G.  Ferrel
                                             Michael G. Ferrel

                                              /s/ Bruce Morrow
                                             Bruce Morrow



                              Page 20 of __ pages





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                                 EXHIBIT INDEX



                                                                     Sequential
 Exhibit No.                         Description                       Page No.

    1 Agreement between Mr. Sillerman and Mr. Ferrel and Pledge Agreement related thereto (incorporated by reference to Exhibit 10.1 to Amendment No. 3 to the Registration Statement on Form SB-2 (Reg No. 33-60741) of Multi-Market Radio, Inc. filed with the Commission on July 19, 1993

    2 Securities Purchase Agreement, dated as of March 27, 1995, between Multi-Market Radio, Inc. and The Huff Alternative Income Fund, L.P. (incorporated by reference to Exhibit 10.34 to the Form 10-KSB (File No. 0-22080) of Multi-Market Radio, Inc. for the year ended December 31, 1994)

    3 Stockholders Agreement, dated as of March 27, 1995, between Multi-Market Radio, Inc., The Huff Alternative Income Fund, L.P. Robert F.X. Sillerman, Michael G. Ferrel and Bruce Morrow (incorporated by reference to Exhibit 10.35 to the Form 10-KSB (File No. 0-22080) of Multi-Market Radio, Inc. for the fiscal year ended December 31,
                1994)

    4 Written confirmation of voting intent, dated April 11, 1996, executed by Robert F.X. Sillerman

    5 Written confirmation of voting intent, dated April 11, 1996 executed by Michael G. Ferrel

    6 Written confirmation of voting intent, dated April 11, 1996, executed by Bruce Morrow

    7 Amended and Restated Agreement and Plan of Merger among SFX Broadcasting, Inc., SFX Merger Company and Multi-Market Radio, Inc. (composite version)




                              Page 21 of __ pages





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    8           Agreement, dated August 6, 1996, among the
                Reporting Persons relating to the filing of a joint statement pursuant to Rule 13d-1(f)(1) under the Exchange Act

    9           Escrow Agreement dated as of July 31, 1996 among
                Kraig G. Fox, ("Escrow Agent"), Multi-Market
                Radio, Inc. and Robert F.X. Sillerman and Michael
                Ferrel with respect to the Original Preferred Stock

    10          Escrow Agreement dated as of July 31, 1996 among
                Kraig G. Fox, ("Escrow Agent"), Multi-Market
                Radio, Inc. and the Stockholders listed therein with respect to the Series A Convertible Preferred Stock

    11          Escrow Agreement dated as of July 31, 1996 among
                Kraig G. Fox, ("Escrow Agent"), Multi-Market
                Radio, Inc. and the Stockholders listed therein with respect to the Series A Convertible Preferred Stock

    12          Escrow Agreement dated as of July 31, 1996 among
                Kraig G. Fox, ("Escrow Agent"), Multi-Market
                Radio, Inc. and the Stockholders listed therein with respect to the Series B Convertible Preferred Stock

    13          Escrow Agreement dated as of July 31, 1996 among
                Kraig G. Fox, ("Escrow Agent"), Multi-Market
                Radio, Inc. and the Stockholders listed therein with respect to the Series B Convertible Preferred Stock

                              Page 22 of __ pages